06/25/01



JOHN HANCOCK EUROPEAN EQUITY FUND

Exhibit - Item 77



Sub-Item 77.C.

April 25, 2001
Special Meeting


	To approve a new Sub-Investment Management contract among John Hancock Advisers, Inc., European Equity Fund and Nicholas-Applegate Capital
Management.

		Number of affirmative votes	-	1,642,835.68
		Number of negative votes	-	   30,679.55